March 19, 2019

Margaret E. McCandless
Vice President, General Counsel and Secretary
Intrepid Potash, Inc.
1001 17th Street, Suite 1050
Denver, Colorado 80202

       Re: Intrepid Potash, Inc.
           Registration Statement on Form S-3
           Filed March 12, 2019
           File No. 333-230222

Dear Ms. McCandless:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining
cc:    Ned Prusse